Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc.
#1180 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
May 24, 2006.

Item 3	News Release
The news release was disseminated on May 24, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to report that infill diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico continues to confirm the mineralization with silver values over thick intervals. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Item 5	Description of Material Change
See attached news release 06-22.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A.

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
May 24, 2006.

May 24, 2006	Trading Symbols:
News Release 06-22	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD CONFIRMS MINERALIZATION AT THE SOUTH RIDGE ZONE OF
PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that infill diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico continues to confirm the mineralization with silver values over thick intervals. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Highlights of ongoing diamond drilling include:

• PD-120, an in-fill drill hole on the west side of the South Ridge Zone, which intersected 5.3 ounces of silver per ton over 445.2 feet (183.3 grams of silver per tonne over 135.7 meters). This hole was designed to provide additional data where high-grade mineralization had been previously intersected, notably in PD-53 which yielded 765.2 feet averaging 6.4 ounces of silver per ton (233.2 meters averaging 219.2 grams of silver per tonne), including 146.4 feet averaging 13.2 ounces of silver per ton (44.6 meters averaging 451.7 grams of silver per tonne).

• PD-122, a vertical hole collared near the southeastern drill-defined margin of the South Ridge Zone, which intersected 210.0 feet averaging 4.2 ounces of silver per ton (64.0 meters averaging 144.4 grams of silver per tonne).

• PD-123, a vertical hole drilled on the southeastern margin of the South Ridge Zone, which intersected 135.0 feet averaging 3.5 ounces of silver per ton (41.2 meters averaging 120.9 grams of silver per tonne) and 60.0 feet averaging 5.1 ounces of silver per ton (18.3 meters averaging 175.0 grams of silver per tonne) and 1.94% zinc.

A table that contains the above drill hole results is attached. Drilling continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives). The known mineralization is open down dip to the southeast and along strike to the north and south. Drilling is continuing with three diamond drill rigs currently on site. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with a substantial position in cash and marketable securities and 1.95 million ounces of physical silver. The company continues to seek resource growth through acquisitions, exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward Looking Statements: Statements in this news release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Silver Standard may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Selected Pitarrilla Diamond Drilling Results – May 2006
South Ridge Zone

Hole		Dip/
No.	Coordinates	Azimuth	From	To	Interval	Silver	Interval	Silver
						(grams/
			(meters)	(meters)	(meters)	tonne)	(feet)	(oz./ton)
PD-118	504609E	90°/000°	2.4	4.6	2.1	102.6	7.0	3.0
	2810543N
PD-119	504568E	90°/000°	108.2	114.3	6.1	60.5	20.0	1.8
	2810543N
PD-120	504173E	65°/065°	21.3	157.0	135.7	183.3	445.2	5.3
	2810506N
PD-121	504416E	50°/270°	94.5	149.4	54.9	89.5	180.0	2.6
	2811042N		102.1	134.1	32.0	103.8	105.0	3.0
PD-122	504554E	90°/000°	118.9	182.9	64.0	144.4	210.0	4.2
	2810489N
PD-123	504543E	90°/000°	97.5	138.7	41.2	120.9	135.0	3.5
	2810441N		166.1	184.4	18.3	175.0	60.0	5.1

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above.

All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.